Correspondence

Cambridge Holdings, Ltd
106 S. University Blvd., #14
Denver, CO 80209

February 24, 2011

United States Securities and Exchange Commission Division of Corporation Finance 100 F Street NE Washington, DC 20549

Attention:	Mr. Daniel L. Gordon Branch Chief

Re:	Cambridge Holdings, Ltd. File Number: 000-12962 Form 10-K for the year ended June 30, 2010 Form 10-Q for the quarter ended December 31, 2010

Dear Mr. Gordon:

We are responding to your comment letter of February 17, 2011 regarding the above referenced filings of Cambridge Holdings, Ltd., (“Cambridge” or the “Company”).  For your convenience, the Staff’s comments have been reproduced below, followed by the Company’s response.

Form 10-Q for the Quarter Ended December 31. 2010

Item 4. Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 12

1.
We note your statement that the chief executive officer and chief financial officer have concluded that the Company’s disclosure controls and procedures were adequate and effective “except as described below.”  Given the exceptions noted, it remains unclear whether your chief executive officer and chief financial officer have concluded that your disclosure controls and procedures are effective.  Please revise your disclosure to state, in clear and unqualified language, the conclusions reached by your chief executive officer and chief financial officer on the effectiveness of your disclosure controls and procedures.  For example, if true, you can state that your disclosure controls and procedures are effective including consideration of the identified matters, so long as you provide appropriate disclosure explaining how the disclosure controls and procedures were determined to be effective in light of the identified matters.  Or, if true, you can state that given the identified matters, your disclosure controls are not effective.  You should not, however state the conclusion in your current disclosure, which appears to state that your disclosure controls and procedures are effective except to the extent they are not effective.

Securities and Exchange Commission
February 24, 2011

RESPONSE: Using the December 31, 2010 Form 10-Q disclosure format, the Company would propose and intends to revise its disclosure in future filings as follows:

Item 4.   Controls and Procedures

Evaluation of Disclosure Controls and Procedures.

Our management, including our chief executive officer and our chief financial officer, has conducted an evaluation of the effectiveness of our disclosure controls and procedures (as defined in the Securities Exchange Act of 1934 Rules 13a-15(e) and 15d-15(e)) as of the last day of the period of the accompanying financial statements (the “Evaluation Date”). Based on that review and evaluation, our chief executive officer and our chief financial officer concluded that, as of the Evaluation Date our disclosure controls and procedures were adequate and effective, including consideration of the matters identified below, to ensure that material information relating to us would be made known to them by others within the Company in a timely manner, particularly during the period in which this quarterly report on Form 10-Q was being prepared, and that no changes are required at this time.  The evaluation of our disclosure controls and procedures and the conclusion as to their adequacy and effectiveness, included consideration of the deficiencies noted below and the fact that our chief executive officer and our chief financial officer are extensively involved in day to day transactional activities combined with the fact that the volume of transactions and activities of the Company are very limited.

The Company did not maintain an effective control environment based on criteria established in the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) framework. Specifically, the Company did not adequately design in an effective manner the procedures necessary to support on a timely basis the requirements of the financial reporting and closing process.

Our evaluation concluded that, although policies and procedures appropriate for operating control activities were designed, and in large part instituted, the Company has not been successful in designing and implementing polices for the control environment. The control environment sets the tone of an organization, influences the control consciousness of its people, and is the foundation of all other components of internal control over financial reporting. A material weakness in the control environment affects all other internal control components.

We have also identified conditions as of [December 31, 2010] that we believe are significant deficiencies in internal controls that include: 1) a lack of segregation of duties in accounting and financial reporting activities and 2) the lack of a sufficient number of qualified accounting personnel. We do not believe that these deficiencies constitute material weaknesses because of the use of temporary controllers, the review by our chief executive officer of accounting information and reconciliations, and the use of outside consultants.

Securities and Exchange Commission
February 24, 2011

Management believes these deficiencies in internal control did not result in material inaccuracies or omissions of material fact and, to the best of its knowledge, believes that the financial statements for the six months ended [December 31, 2010] fairly present in all material respects the financial condition and results of operations for the Company in conformity with GAAP. There is, however, a reasonable possibility that a material misstatement of the annual or interim financial statements would not have been prevented or detected as a result of the control environment weaknesses.

 *  *  *  *  *  *

We acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing,

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We shall be pleased to address any additional comments or concerns the staff may have concerning our filing.

Sincerely,

/s/ Jeffrey G. McGonegal

Jeffrey G. McGonegal
Chief Financial Officer and Principal Financial Officer